I am a Go Girl! That means I...

Say Yes!





I am ready for anything.

I say yes to keep the fun going.

I say no to keep myself safe.



#TakeCenterStage

I am a Go Girl! That means I...

Give & Take



I give to others and I am happy.

I take in the good and I am healthy.



#TakeCenterStage

I am a Go Girl! and I belong.

I am a Go Girl! That means I...

Make Mistakes



I am not perfect.

I celebrate myself for learning and trying.

I get to grow and change.

GO GIRLS!
#TakeCenterStage

I am a Go Girl! That means I...

Feel My Feelings



I feel happy & angry & everything in between.

I can act calm even when I'm not.

I am just right as I am.



GO GIRLS!

#TakeCenterStage

I am a Go Girl! That means I...

Take Center Stage





#TakeCenterStage

I make bold & brave choices.

I have the power of my voice, body & imagination.

I am part of the whole play.